June 28, 2007
VIA EDGAR TRANSMISSION
Jay Mumford
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	FGX International Holdings Limited Registration Statement on Form S-1 (File No. 333-139525)
     Dear Mr. Mumford:
     On behalf of FGX International Holdings Limited (the “Registrant”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to Section 6 of, and Regulation C under, the Securities Act of 1933, as amended (the “Securities Act”), and Rule 101(a)(1)(i) of Regulation S-T under the Commission’s Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 3 (“Amendment No. 3”) to the Registrant’s Registration Statement on Form S-1 (File No. 333-139525), originally filed with the Commission on December 20, 2006 and amended on February 7, 2007 and March 21, 2007 (as amended, the “Registration Statement”), including one complete electronic version of the exhibits listed as filed therewith.
     Amendment No. 3 responds to comments received from the Commission’s staff (the “Staff”) by letter dated April 2, 2007 (the “Comment Letter”) with respect to the Registration Statement.
     For the Staff’s convenience, the Staff’s comments contained in the Comment Letter have been restated below in bold type (the numbers thereof corresponding to the numbers of the Staff’s comments contained in the Comment Letter) and the responses to each comment appear immediately below such comment. For the further convenience of the Staff, to the extent there have occurred changes with respect to certain text contained in the Registration Statement, the Registrant has indicated the new page numbers on which such revised text now appears in Amendment No. 3. All capitalized terms used and not defined herein have the respective meanings assigned to them in Amendment No. 3.
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Jay Mumford
Securities and Exchange Commission
June 28, 2007

Summary, page 1
1.	We note your addition of a new customer to your disclosure. Please tell us how this is consistent with your response to our prior comment 10 from our letter dated January 12, 2007.

In response to Comment 10 from the Staff’s comment letter dated January 12, 2007, we advised the Staff that the Registrant determined to highlight its two highest revenue-producing customers (Wal-Mart and CVS) for the year ended December 31, 2005 (“Fiscal 2005”) in the prospectus summary contained in Amendment No. 1 to the Registration Statement. For Fiscal 2005, (i) net sales to both of Wal-Mart and CVS exceeded 10% of the Registrant’s total net sales and (ii) no other customer accounted for more than 10% of the Registrant’s net sales. The Registrant included updated financial information for the year ended December 30, 2006 (“Fiscal 2006”) in Amendment No. 2 to the Registration Statement and updated the prospectus summary accordingly. For Fiscal 2006, (i) net sales to each of Walgreens, Wal-Mart and CVS exceeded 10% of the Registrant’s total net sales and (ii) no other customer accounted for more than 10% of the Registrant’s net sales. The Registrant therefore believes that its determination to highlight its three highest revenue-producing customers in the Registration Statement is consistent with its response to the Staff’s prior Comment 10.

2.	Regarding your response to prior comment 2:
•	We note that that your summary continues to provide extensive details that appear to be more appropriate for other sections of your document. As some examples: Are the specific percentages that represent your market share appropriate for a summary? Are the details regarding the specific duration of your customer relationships appropriate summary disclosure? Are the details regarding the number of people in your field service organization appropriate for the summary? Why must this number be repeated on page 2 and 3 of the summary?

•	We note that your strengths and strategies include separately captioned and explained bullet points in separately titled subsections. In contrast, your challenges are not in a separate section and are not separately captioned. After revising your document in response to the bullet point above, please ensure that your summary disclosure is appropriately balanced with positive and negative information given equal prominence.
In response to the Staff’s comment, the Registrant has revised the Summary in the Registration Statement. Please refer to pages 1-4 of Amendment No. 3, which reflect the revisions.

Jay Mumford
Securities and Exchange Commission
June 28, 2007

Management’s Discussion and Analysis of Financial Condition and Results of
Operations, page 37
3.	With a view toward disclosure, please tell us whether margins on your sunglasses are the same as the margins on your prescription frames during each of the periods presented. Also tell us whether each of these classes of products experiences the same business trends both in the U.S. and internationally and whether these trends are disclosed.

The Registrant has advised us that sales of prescription frames for each of those periods were not material to the Registrant’s results of operations: 2004—$1.2 million, or 2.9% of net sales; 2005—$1.8 million, or 4.1% of net sales; and 2006—$2.4 million, or 4.2% of net sales. The Registrant has further advised us that, during the periods reported, the Registrant did not have any international sales of its prescription frames.

4.	Please ensure that your disclosure throughout your document is balanced. For example, we note the sales trends up to December 2006 reflected on page “Readers 4A” of the material you provided to us.

The Registrant has advised us that it believes that its disclosure throughout the Registration Statement is balanced. The Registrant has discussed the example that the Staff has cited with Jobson/VCA and believes that the information in question does not reflect a decreasing market share trend for non-prescription reading glasses, but rather is a by-product of a growing identification of the Registrant’s products with the Registrant’s customers by the ultimate consumers of the Registrant’s products.

The Jobson/VCA data relies on responses from ultimate consumers to questions about the brands of sunglasses or non-prescription reading glasses which they have purchased. The “Other” category in the Jobson data reflects either an inability of a consumer to identify the specific brand product purchased or the consumer’s association, and identification, of the purchased product with the retailer, e.g., CVS, Wal-Mart or Walgreens (even though in fact the product was sold to the retailer by Magnivision). You will note that on page Readers 4A, the decrease in Magnivision’s attributed market share is largely mirrored by the increase in the “Other” market share. The Registrant’s sales of reading glasses for the fourth quarter of Fiscal 2006 compared to the third quarter of Fiscal 2006 showed an increase of 71.5%. For Fiscal 2005 compared to Fiscal 2006, as more particularly discussed on page 46 of Amendment No. 3, sales of reading glasses increased by 14.5%.

Since the Registrant is not aware of any material, negative trends in its business or results of operations, no change has been made to its disclosure in response to this comment.

Jay Mumford
Securities and Exchange Commission
June 28, 2007

Fiscal 2006 Compared to Fiscal 2005, page 43
5.	We note your reference to the new exclusive non-prescription reading glasses contract. With a view toward disclosure, please tell us whether the contract is with one of the customers you name in the prospectus and where the duration and termination provisions of the contract are disclosed.

The new non-prescription reading glasses contract referenced is with Walgreens, one of the customers that the Registrant names in its prospectus. The duration and termination provisions of such contract are consistent with the duration and termination provisions of the Registrant’s other customer contracts, which are described on page 40 of Amendment No. 3 under the caption “Customer Contracts” (“These contracts typically average three years or less in length . . . .”) and page 72 of Amendment No. 3 under the caption “Customers” (“These agreements are generally terminable by the customer prior to expiration only for non-performance by us.”).

However, in response to the Staff’s comment, the Registrant has revised the disclosure under the caption “Customer Contracts” on page 40 of Amendment No. 3 to clarify that its contracts are generally terminable by the customer prior to expiration only for non-performance by the Registrant. We also note that the reference on page 43 of Amendment No. 2 to the “exclusive” nature of the Walgreens contract is incorrect and has been deleted. Please see page 46 of Amendment No. 3, which reflects such deletion.

6.	We note your reference in the second paragraph to the planned launch in the first quarter of 2007. We also note the disclosure in the prior amendment that indicates that the launch would be in 2006. With a view toward disclosure, please tell us the reasons for the delay and the current status of the anticipated launch.

The Registrant has advised us that the planned program launch was delayed from 2006, and that the related products were shipped in the first quarter of 2007, at the customer’s request in order to give that customer additional time to sell down accumulated inventory. The Registrant believes that no further revisions to the Registration Statement are necessary because the risk of an adverse effect on its quarterly results of operations due to the timing of customer orders and scheduled shipping dates is adequately disclosed in the risk factor on page 19 of Amendment No. 3 (“In addition, our quarterly results could be adversely impacted by the timing of customer orders and scheduled shipping dates.”).

Jay Mumford
Securities and Exchange Commission
June 28, 2007

Product Support, page 67
7.	Please file the hyperlinked information.

We respectfully note that the Registration Statement does not contain any hyperlinked information. As set forth on page 71 of Amendment No. 3, the Registrant has included the web site addresses in the prospectus as inactive textual references only and advises the reader that he or she should not consider information contained on these web sites or that can be accessed through these web sites to be a part of the prospectus.
Compensation Discussion and Analysis, page 78
8.	We note that you have updated your document to include compensation for 2006; however, your Compensation Discussion and Analysis remains almost entirely identical to your previous disclosure. Compensation Discussion and Analysis should not contain boilerplate disclosure that you repeat each year. See Instruction 3 to Regulation S-K Item 402(b) and Sections II.B.1 and 2 of Release 33-8732.A. Please revise accordingly.

The Registrant has revised the Registration Statement to further update its Compensation Discussion and Analysis. Please refer to pages 82-86 of Amendment No. 3, which reflect the revisions. However, because the compensation paid to all of the Registrant’s named executive officers in 2006, other than Mr. Taylor and Mr. Kitchen, was based exclusively on the terms of the employment agreements of those individuals, the Compensation Discussion and Analysis for 2005 is very similar to that for 2006.

9.	Please expand your discussion of why you increased Mr. Taylor’s base salary because of “satisfaction with and appreciation of” the job he did. Please explain what specific performance items caused this increase in salary.

The Registrant has revised the Registration Statement to expand its discussion of why it increased Mr. Taylor’s base salary and further explain what specific performance items caused this increase in salary. Please refer to page 84 of Amendment No. 3, which reflects the revisions.

Jay Mumford
Securities and Exchange Commission
June 28, 2007

10.	Please discuss how the relative amounts in the “Option Awards” column in your summary compensation table were considered in setting the compensation for the executive officers. We note the differences between the amounts reported for your CEO as compared to the other officers.

The Registrant did not grant any options in 2006. Both Mr. Taylor and Mr. Crellin received grants of incentive stock options in 2005 and one-third of the time based portion of those options vested in 2006. The options awarded to Mr. Taylor and Mr. Crellin did not affect their cash compensation in 2006 since their cash compensation was based on their employment agreements and the performance of the Registrant in fiscal 2006. The values of the option awards for Mr. Taylor and Mr. Crellin that appear in the Summary Compensation Table are based on the amounts recognized by the Registrant as compensation expense for financial statement reporting purposes with respect to those equity awards in accordance with SFAS 123R.

11.	Please disclose and quantify the metrics you use to determine compensation. For example, clearly explain the “specific, quantitative EBITDA targets” you used to establish for executive bonuses and explain what “certain specified quantitative performance criteria with respect to the integration of Magnivision into our operations” were used to calculate Mr. Lagarto’s bonus.

The Registrant has revised the Registration Statement to disclose the specific metrics used to determine compensation, including what specific, quantitative EBITDA targets it used to establish executive bonuses and what specific quantitative performance criteria with respect to the integration of Magnivision into its operations were used to calculate Mr. Lagarto’s bonus. Please refer to page 83 of Amendment No. 3, which reflects the revisions.

Jay Mumford
Securities and Exchange Commission
June 28, 2007

IPO Grants, page 87
12.	Please provide appropriate disclosure regarding the grants to Mr. Kitchen mentioned on page 81.

As set forth under the caption “IPO Grants” on page 92 of Amendment No. 3, upon consummation of the offering, the Registrant intends to grant options to purchase ordinary shares at the offering price to approximately 25 members of management under its 2007 Incentive Compensation Plan. The options will have a term of ten years, will have a per share exercise price equal to the initial public offering price of the Registrant’s ordinary shares and will vest in equal annual installments over the three-year period following the consummation of the Registrant’s offering, subject to continued employment with the Registrant. The options will be subject to the other terms and conditions of the Registrant’s 2007 Incentive Compensation Plan. In response to the Staff’s comment, the Registrant has revised the disclosure regarding the grants to Mr. Kitchen to clarify that Mr. Kitchen is one of the intended recipients of such “IPO grants.” Please refer to page 85 of Amendment No. 3, which reflects the revisions.
Certain Relationships and Related Person Transactions, page 108
13.	Please provide the disclosure required by Regulation S-K item 404(b).

The Registrant has revised the Registration Statement to include the disclosure required by Regulation S-K Item 404(b). Please refer to page 114 of Amendment No. 3, which reflects the revisions.

14.	We note your response to our prior comment 14 from our letter dated March 1, 2007 and our prior comment 14 from our letter dated January 12, 2007. Please tell us how you have provided in this section for the full time periods mentioned in Regulation S-K Item 404(c) and instruction 1 to Item 404.

Item 404(c) of Regulation S-K requires disclosure with respect to promoters and certain persons who have acquired control of a registrant that is a shell company. In this case, none of the selling shareholders are promoters and the Registrant has never been a shell company. Promoters are generally defined as individuals or entities which form or create a company. As discussed on pages 4 and 118 of Amendment No. 3, from 2000 to 2003 the Registrant’s principal shareholder acquired all of the stock of AAi.FosterGrant, a company that had been operating since 1985. The Registrant was later formed on September 22, 2004, as a holding company. We respectfully submit that no disclosure by the Registrant is required pursuant to Item 404(c).

Jay Mumford
Securities and Exchange Commission
June 28, 2007

Selling Shareholders, page 111
15.	Please disclose the date of the option exercises.

The Registrant has revised the Registration Statement to disclose the date of the option exercises. Please refer to page 118 of Amendment No. 3, which reflects the revisions.

16.	Please tell us where in Item 15 you disclose the September 2004 exchange of AAi options for your stock that you mention in this section.

The Registrant has revised the second paragraph of Item 15 in the Registration Statement to include disclosure regarding the September 2004 exchange of AAi options for the Registrant’s ordinary shares referenced on page 118. Please refer to page II-2 of Amendment No. 3, which reflects the revisions.
Note 2. Significant Accounting Policies, page F-7
(q) Derivative Instruments, page F-11
17.	Please refer to prior comment 16. We note on page F-11 you obtain “a valuation report from a financial institution (that is counterparty to the financial instruments) to determine the fair value.” Please revise the filing to name the independent valuation expert here and in the Experts section and include their consent as an exhibit. Refer to Rule 436 and Item 601(b)(23) of Regulation S-K.

The Registrant has revised the Registration Statement to delete the reference to such valuation report. Please refer to pages F-12 and F-17 of Amendment No. 3, which reflect the revisions.
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Jay Mumford
Securities and Exchange Commission
June 28, 2007

     The Registrant hereby acknowledges and undertakes to comply with the requirements of Rules 460 and 461 under the Securities Act with respect to requests for acceleration of effectiveness of the Registration Statement.
     Should any member of the Staff have any questions or comments concerning this filing or the materials transmitted herewith, or desire any further information or clarification with respect of Amendment No. 3, please do not hesitate to contact the undersigned by telephone at 954-768-8235 or Donn A. Beloff at 954-768-8283.

Sincerely,
/s/ BRIAN J. GAVSIE
Brian J. Gavsie

CC: Alec Taylor, CEO of the Registrant